UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2008.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 08, 2008                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                       HALO ISSUES JUNGLE RESOURCE REPORT

TORONTO, ONTARIO, JANUARY 8, 2008 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (THE "COMPANY") (TSXV:HLO; OTC.BB:HLOSF; FSE:HRL) has filed the NI43-101 compliant resource estimate report for Jungle Lake on SEDAR. The final report confirms the resource estimates reported November 22, 2007 of 1,325,000 tonnes in the Indicated resource category with an overall grade of 1.17% copper, 0.85% zinc and precious metal credits and 2,177,000 tonnes in the Inferred resource category with an overall grade of 1.10% copper, 0.67% zinc and precious metal credits. The cut-off grades were calculated on the basis of a Net Smelter Return ("NSR") using all four commodities. These grades and tonnages translate to contained metal as show in the following table.

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                                            CONTAINED METAL
                              --------------------------------------------------
  POTENTIAL      RESOURCE       COPPER          ZINC         GOLD         SILVER
MINING METHOD      CLASS         (LB)           (LB)         (OZ)          (OZ)
--------------------------------------------------------------------------------

  OPEN PIT      INDICATED     18,115,387      23,357,811     10,407      178,790
--------------------------------------------------------------------------------
  OPEN PIT       INFERRED     25,241,831      17,817,763     17,756      270,236
--------------------------------------------------------------------------------
 UNDERGROUND    INDICATED     15,932,810      11,567,657      8,276      181,904
--------------------------------------------------------------------------------
 UNDERGROUND     INFERRED     23,421,915      14,272,729      9,607      287,666
--------------------------------------------------------------------------------
(1)  Open pit Cut-off NSRUS$20 above the 218 m level
(2)  Underground Cut-off NSR US$40 below the 218 m level.

Metal prices of $2.00/lb copper, $0.75/lb zinc, $600/ounce gold and $8.50/ounce silver were used to determine cut-off NSR values.

The following cross-section shows the orientation of the massive sulphide lens that has been followed from surface to 400 m from surface and the placement of the proposed open pit.

The Scott-Wilson RPA report recommends drilling 3,725 m in 21 drill holes to
(a) decrease drill hole spacing within the proposed pit area and improve the resource classifcatiuon from the Inferred category to the Indicated category; and (b) test the geophysical targets that could possibly extend the pit area near surface for 200 m to the northwest.

Drilling continues at the Sherridon VMS Property, utilizing two diamond core drill rigs, focused on advancing Cold Lake, Bob Lake and Jungle Lake deposits, all within a 4 km by 4 km area at the Sherridon VMS Property, northwestern Manitoba.

The above information has been prepared under the supervision of Tom Healy, P.Eng, COO who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

                                     - 1 -

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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


Omitted graphic is Schematic Drawing prepared by Halo in December 2007 showing the Jungle Lake Project, North Central Manitoba, Canada Section A-A' showing Mineralized Enevlope. Please view PDF format of this News Release for details.






                                      -2-


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ON BEHALF OF THE BOARD
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com


 ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
_______________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.


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